

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2023

Ming-Chia Huang
Chief Executive Officer
MKDWELL Tech Inc.
1F, No. 6-2, Duxing Road,
Hsinchu Science Park,
Hsinchu City 300, Taiwan

   Re: MKDWELL Tech Inc.
    Amended Draft Registration Statement on Form F-4
    Submitted on November 22, 2023
    CIK No. 0001991332

Dear Ming-Chia Huang:

  We have reviewed your amended draft registration statement and have the following comment(s).

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement Submitted November 22, 2023

Cover page

1. We note your revisions in response to prior comment 2 and reissue in part. Please revise to state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable. Further, we note your disclosure that no dividend was paid by MKD Taiwan to its shareholders for the years ended December 31, 2021 and 2022. Please revise to provide disclosure as of a current date.

Ming-Chia Huang
MKDWELL Tech Inc.
December 15, 2023
Page 2

Summary of the Proxy Statement/Prospectus, page 11

2. We note your revisions in response to prior comment 8 and that "[t]he PRC government may also intervene with or influence its operations as the government deems appropriate to further regulatory goals." Please revise to clarify that the PRC government may intervene with or influence your operations at any time.

3. We note your revisions in response to prior comment 10 and reissue in part. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Further, we note your disclosure that MKD Taiwan paid certain dividends to its shareholders for the years ended December 31, 2021 and 2022. This appears inconsistent with your disclosure on your cover page. Please revise or clarify.

Risk Factors
Failure to protect personal or confidential information against cybersecurity breaches..., page 29

4. We note your revisions in response to prior comment 14 and reissue in part. Please revise to describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company's supply chain/suppliers/service providers.

Risks Related to Doing Business in China, page 30

5. Given the Chinese government's significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

Cetus Capital may not be able to complete an initial business combination with a U.S. target company..., page 47

6.   We note your revisions in response to prior comment 17 and reissue in part. Please tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person.

Proposal No. 1 The Business Combination Proposal, page 63

7.   Please revise to clarify how your board determined that the value of MKD Taiwan was at least equal to 80% of the balance of funds in the trust account.

Summary of MKD Taiwan Financial Analysis and Cetus Capital Internal Valuation Discussion, page 79

8.   We note your revisions in response to prior comment 24 and reissue in full.

9.   We note your response to prior comment 26 and reissue in full.

Material U.S. Federal Income Tax Consequences of the Business Combination, page 90

10.   We note your revisions in response to prior comment 29. Please revise your disclosure on page 90 to clearly state counsel's tax opinion that the transaction will qualify as a tax-free exchange.

Unaudited Pro Forma Condensed Combined Financial Information, page 130

11.   As noted in your response to prior comment 35, please revise the disclosures here to clarify that MKD BVI acquired shares of MKD Taiwan directly from MKD Taiwan shareholders, in exchange for proportionate shares of MKD BVI that were issued to the MKD Taiwan shareholders and that MKD BVI essentially is a redomestication platform for MKD Taiwan shareholders to exchange their MKD Taiwan shares for MKD BVI shares. Given the nature of this transaction essentially results in the formation of a holding company, it appears to us disclosing that the transaction is accounted for as a reverse acquisition may not be accurate. Please clarify or revise. In addition, your response to prior comment 35 indicates that as of August 8, 2023, MKD BVI owned approximately 62.36% of the issued and outstanding shares of MKD Taiwan and that you currently do not have any concrete plans for MKD BVI to acquire the remaining shares of MKD Taiwan that it does not own. However, disclosures here and throughout the filing appear to indicate the pro forma financial statements assume MKD BVI will hold all of the issued and outstanding ordinary shares of MKD Taiwan immediately prior to the Closing of the Business Combination. Please ensure all disclosures in your filing are accurate and consistent with the Company's current intent. In this regard, to the extent that MKD Taiwan will continue to have shareholders that directly own 37.64% of the issued and outstanding shares of MKD Taiwan not acquired by MKD BVI, it appears to us that the pro forma balance sheet and pro forma statement of operations should be revised to

reflect the remaining 37.64% interest of MKD Taiwan not acquired by MKD BVI as non-controlling interests. Please advise or revise.

12. We note your revisions in response to prior comment 36 on page 131; however, the disclosures refer to "hypothetical" adjustments and to adjustments that are "directly attributable to the transaction" and "factually supportable," or are made by management to reflect other potential effects of the transaction that are "not directly attributable to the transaction" and that are "not factually supportable." The revised disclosures do not comply with the updated guidance in Article 11-02(a)(6) of Regulation S-X and SEC Release 33-10786. In addition, the revised disclosures also now imply that the pro forma financial statements include Management Adjustments, which does not appear to be accurate and is inconsistent with the disclosure on page 134 that states the pro forma financial statements do not give effect to any anticipated synergies, and operating efficiencies that may be associated with the Business Combination. As previously requested, please revise your disclosures related to pro forma adjustments to comply with the updated guidance in Article 11-02(a)(6) of Regulation S-X and SEC Release 33-10786.

13. We note your revisions in response to prior comment 37. Please revise the disclosures on page 131 that describe "Scenario 2 — Assuming Maximum Redemptions into Cash" to include the information you disclosed on page 22 under "Scenario 3 – Assuming Maximum Redemption into Cash" as well as the paragraph immediately following the 3 scenarios that discusses the potential impact of the minimum net tangible asset requirement.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
Adjustment (4), page 135

14. We note your response to prior comment 38. You continue to state here that adjustment (4) reflects the recapitalization of MKD Taiwan through the contribution of share capital in MKD Taiwan to Cetus Capital, which is inconsistent with other disclosures throughout the filing that indicate MKD Taiwan will be acquired by MKD BVI (Taiwan Reorganization) and MKD BVI and Cetus Capital are expected to separately merge with PubCo. Please revise your disclosure to resolve this inconsistency and revise the related pro forma adjustments, if applicable.

Cetus Capital Acquisition Corp. Financial Statements
Notes to Financial Statements (Unaudited), page F-18

15. When the interim financial statement were updated, it appears the subsequent events footnote was deleted. Please revise the notes to the interim financial statement to include a subsequent events footnote.

MKD Technology Inc. Consolidated Financial Statements
General, page F-33

16. Based on the lack of information provided in your response letter, it is not clear to us if you omitted updated interim financial statements and related disclosures that are required by Item 14 of Form F-4 and Item 8.A of Form 20-F, because you do not intend to seek effectiveness of the Form F-4 until you provide updated annual audited financial statements for the year ended December 31, 2023. If that is your intent, please advise; if not, please provide updated interim financial statements and related disclosures in the next amendment.

MKDWELL Tech Inc. Consolidated Financial Statements
Report of Independence Registered Public Accounting Firm, page F-64

17. We note the auditor's report refers to the audited period from July 25, 2022 (inception) through September 30, 2023, but the financial statements and disclosures indicate MKDWELL Tech Inc. was incorporated on July 25, 2023. Please ensure this inconsistency is corrected.

General

18. We note your revisions in response to prior comment 47 and reissue in part. We note that Arc Group assisted Cetus Capital with the comparable company analysis. Please include a risk factor describing Arc Group's role in connection with the preparation of the registration statement and the valuation of MKD Taiwan and that they disclaim any liability in connection with such disclosure included in the registration statement. Please also disclose the rationale for continuing to rely on information provided by Arc Group when ARC Group has disclaimed liability for any disclosures included in the registration statement.

19. We note your revisions in response to prior comment 50 and reissue in full. Please revise to clearly disclose any ongoing obligations pursuant to the engagement letter or otherwise that will survive the termination, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations in the registration statement.

20. We note your response to prior comment 51 and reissue in part. Please revise to clarify, if true, that ARC Group withdrew from its role as financial advisor.

Please contact Eiko Yaoita Pyles at 202-551-3587 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael T. Campoli